UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

Joseph A. Hearn Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	13D	Page 1 of 16 pages
1	NAMES OF REPORTING PERSONS
JSS LTF Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 2 of 16 pages
1	NAMES OF REPORTING PERSONS
Colwood Investment Holding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 3 of 16 pages
1	NAMES OF REPORTING PERSONS
JSS Private Equity Investments Fund SCA SICAV-RAIF-JSS Private Investments Fund I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 53190C102	13D	Page 4 of 16 pages
1	NAMES OF REPORTING PERSONS
JSS Private Equity Investments Fund GP S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 5 of 16 pages
1	NAMES OF REPORTING PERSONS
J. Safra Sarasin Fund Management (Luxembourg) S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 6 of 16 pages
1	NAMES OF REPORTING PERSONS
J. Safra Sarasin Asset Management (Europe) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Gibraltar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 7 of 16 pages
1	NAMES OF REPORTING PERSONS
J. Safra Sarasin Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 8 of 16 pages
1	NAMES OF REPORTING PERSONS
J. Safra Holdings International (Luxembourg) S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 9 of 16 pages
1	NAMES OF REPORTING PERSONS
J. Safra Holdings Luxembourg S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 10 of 16 pages
1	NAMES OF REPORTING PERSONS
JS International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a):	☐
			(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,378,564

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,378,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53190C102	13D	Page 11 of 16 pages
Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed by: JSS LTF Holdings Ltd, a British Virgin Islands company, which directly holds the shares of Common Stock covered by this statement (the “Shares”), and the address of whose principal business and office is Marcy Building, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands VG1110; Colwood Investment Holding Inc., a Panama company, which is the sole director of JSS LTF Holdings Ltd, and the address of whose principal business and office is Avenida Samuel Lewis y Calle 54, Edificio AFRA, Panama, Republica de Panama; JSS Private Investments Fund I, a sub-fund of a Luxembourg registered alternative investment fund, which is the stockholder of JSS LTF Holdings Ltd, and the address of whose principal business and office is 11-13, Boulevard de la Foire, L-1528 Luxembourg; JSS Private Equity Investments Fund GP S.a.r.l., a Luxembourg company, which is the general partner of JSS Private Equity Investments Fund SCA SICAV-RAIF-JSS Private Investments Fund I, and the address of whose principal business and office is 17-21, Boulevard Joseph II, L-1840 Luxembourg; J. Safra Sarasin Fund Management (Luxembourg) S.A., a Luxembourg company, the address of whose principal business and office is 11-13, Boulevard de la Foire, L-1528 Luxembourg, and J. Safra Sarasin Asset Management (Europe) Limited, a Gibraltar company, and the address of whose principal business and office is 57/63 Line Wall Road, Gibraltar, which are the investment manager and sub-manager, respectively, of JSS Private Investments Fund I; J. Safra Sarasin Holding AG, a Switzerland company, which is the stockholder of JSS Private Equity Investments Fund GP S.a.r.l., and the address of whose principal business and office is Wallstrasse 1, 4051 Basel, Switzerland; J. Safra Holdings International (Luxembourg) S.A., a Luxembourg company, which is the stockholder of J. Safra Sarasin Holding AG, and the address of whose principal business and office is 17-21, Boulevard Joseph II, L-1840 Luxembourg; J. Safra Holdings Luxembourg S.a.r.l., a Luxembourg company, which is the stockholder of J. Safra Holdings International (Luxembourg) S.A., and the address of whose principal business and office is 17-21, Boulevard Joseph II, L-1840 Luxembourg; and JS International Holdings Limited, a Bahamas company, which is the stockholder of J. Safra Holdings Luxembourg S.a.r.l., and the address of whose principal business and office is Lyford Financial Centre, Building 2, Western Road CB-10988 Lyford Cay, New Providence, The Bahamas (collectively, the “Reporting Persons”).

The principal business of each of the Reporting Persons is the making or directly or indirectly managing of investments in securities or other assets.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, the Reporting Persons, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group Members, see Item 4 below.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 53190C102	13D	Page 12 of 16 pages
The Shares were acquired by JSS LTF Holdings Ltd using working capital. The total purchase price for the Shares was approximately $81,388,726.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Stockholders Agreement

In connection with the Issuer’s initial public offering (the “IPO”), the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director or observer nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

Each of the Reporting Persons may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all of the Shares reported herein, which represent approximately 1.8% of the Issuer’s outstanding Common Stock, calculated based on a total of 191,478,758 shares of Common Stock outstanding following completion of the IPO (as reported in the Issuer’s final IPO prospectus, filed with the Securities and Exchange Commission on October 8, 2021).

CUSIP No. 53190C102	13D	Page 13 of 16 pages
In addition, as discussed in Items 2 and 4 of this Schedule 13D, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)
On October 12, 2021, JSS LTF Holdings Ltd acquired 150,787 of the Shares upon conversion of shares of the Issuer’s Series A preferred stock and 227,777 of the Shares by purchase from the Issuer in the IPO. Except for these transactions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, to the Reporting Persons’ knowledge, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit Number	Description
1	Agreement by the Reporting Persons to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

2
Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2021).

CUSIP No. 53190C102	13D	Page 14 of 16 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021

JSS LTF Holdings Ltd

By:	Colwood Investment Holding Inc.

By:	/s/ Israel Borba
Name:	Israel Borba
Title:	Authorized Person

/s/ Jose Bouzas
Name:	Jose Bouzas
Title:	Authorized Person

Colwood Investment Holding Inc.

By:	/s/ Jose Bouzas
Name:	Jose Bouzas
Title:	Director

/s/ Israel Borba
Name:	Israel Borba
Title:	Director

JSS Private Equity Investments Fund SCA SICAV-RAIF-JSS Private Investments Fund I

By:	JSS Private Equity Investments Fund GP S.a.r.l, as its managing general partner

By:	/s/ Ronnie Neefs
Name:	Ronnie Neefs
Title:	Director

/s/ Robert Hamidou
Name:	Robert Hamidou
Title:	Authorized Signatory

JSS Private Equity Investments Fund GP S.a.r.l

By:	/s/ Ronnie Neefs
Name:	Ronnie Neefs
Title:	Director

/s/ Robert Hamidou
Name:	Robert Hamidou
Title:	Authorized Signatory

CUSIP No. 53190C102	13D	Page 15 of 16 pages
J. Safra Sarasin Fund Management (Luxembourg) S.A.

By:	/s/ Ronnie Neefs
Name:	Ronnie Neefs
Title:	Conducting Officer

/s/ Robert Hamidou
Name:	Robert Hamidou
Title:	Authorized Signatory

J. Safra Sarasin Asset Management (Europe) Limited

By:	/s/ Abigail Carroll
Name:	Abigail Carroll
Title:	Director

/s/ Adam Chaplin
Name:	Adam Chaplin
Title:	Chief Operating Officer

J. Safra Sarasin Holding AG

By:	/s/ Stephane Astruc
Name:	Stephane Astruc
Title:	Authorized Signatory

/s/ Salomon Sebban
Name:	Salomon Sebban
Title:	Authorized Signatory

J. Safra Holdings International (Luxembourg) S.A.

By:	/s/ Gonzalo Pintos
Name:	Gonzalo Pintos
Title:	Director

/s/ Pascoal Bruno
Name:	Pascoal Bruno
Title:	Director

J. Safra Holdings Luxembourg S.a.r.l.

By:	/s/ Gonzalo Pintos
Name:	Gonzalo Pintos
Title:	Manager

/s/ Pascoal Bruno
Name:	Pascoal Bruno
Title:	Manager

CUSIP No. 53190C102	13D	Page 16 of 16 pages
JS International Holdings Limited

By:	/s/ Jose Bouzas
Name:	Jose Bouzas
Title:	Director

/s/ Israel Borba
Name:	Israel Borba
Title:	Director